*AB
3/13

# PUBLIC

| OMB APPROVAL | |
|---|---|
| OMB Number. | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | ..... 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

15049329

SEC Mail Processing Section
RECEIVED
MAR 03 2015
Wash., D.C.

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-47094 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST AMERICAN SECURITIES, INC.**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 W. HIGH STREET
(No. and Street)

| ORRVILLE | OHIO | 44667 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS BRENNER, JR — 855-930-0013
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130, MAITLAND | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

PB
3/14/15

# OATH OR AFFIRMATION

I, THOMAS BRENNER, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or FIRST AMERICAN SECURITIES, INC., as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACIE DeARMENT
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 9/23/2019

Signature

CHIEF EXECUTIVE OFFICER
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## FIRST AMERICAN SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

### ASSETS

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 28,234 |
| Clearing deposit | | 9,015 |
| Commission receivable | | 70,517 |
| Prepaid expenses | | 17,572 |
| **Total assets** | $ | 125,338 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued liabilities | $ | 27,087 |
| Commissions payable | | 64,402 |
| **Total current liabilities** | | 91,489 |
| **Stockholder's equity** | | |
| Common stock, voting, $.01 par value per share; 5,000,000 shares authorized, 464,000 issued and outstanding | | 4,640 |
| Common stock, non-voting, $.01 par value per share; 5,000,000 shares authorized, 40,000 shares issued and outstanding | | 400 |
| Additional paid-in capital | | 455,951 |
| Accumulated deficit | | (427,143) |
| | | 33,848 |
| **Total liabilities and stockholder's equity** | $ | 125,337 |

The accompanying notes are an integral part of these financial statements.